UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TRANSATLANTIC PETROLEUM LTD.

(Exact name of registrant as specified in its charter)

Bermuda	N/A
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

16803 Dallas Parkway Addison, Texas	75001
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Shares, par value $0.10 each	NYSE MKT

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:                    (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

This Amendment No. 1 to Registration Statement on Form 8-A is being filed to update and supersede the description of the capital stock of TransAtlantic Petroleum Ltd. (the “Company,” “we,” “us,” or “our”) contained in its registration statement on Form 8-A (File No. 001-34574) filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2009.

Shares Generally

Pursuant to our Altered Memorandum of Continuance (the “Memorandum of Continuance”) and our Amended Bye-Laws (the “Bye-Laws”), we are authorized to issue 100,000,000 common shares of par value $0.10 each and 100,000,000 undesignated shares of par value $0.01 each. The Bye-Laws permit our board of directors to authorize us to repurchase our shares whether for cancellation or to be held as treasury shares, provided we are, after the repurchase, able to pay our liabilities as they become due. The Bye-Laws permit us to issue redeemable shares.

Common Shares

Holders of our common shares are entitled to one vote per share on all matters submitted to a vote of the shareholders. The Bye-Laws do not provide for cumulative voting. Any action to be taken by the shareholders at any meeting at which a quorum is in attendance is decided by the affirmative vote of a majority of the votes cast at such meeting, except as otherwise set forth in the Bye-Laws or the Companies Act 1981 of Bermuda.

An amendment of certain specified provisions of the Bye-Laws requires an affirmative vote of at least 80% of the issued and outstanding common shares entitled to vote, and any alteration or abrogation of any rights attached to any class of shares requires (i) consent in writing of 100% of the issued shares of that class or (ii) the approval of the holders of not less than 75% of the issued shares of that class. In addition, the following actions requires an affirmative vote of no less than two-thirds of the votes cast: amalgamations, sale, lease or exchange of substantially all of our assets, voluntary winding up or continuance to a foreign jurisdiction. There are no limitations imposed by Bermuda law or the Bye-Laws on the right of shareholders who are not Bermuda residents to hold or vote their common shares. Holders of our common shares do not have any pre-emptive rights.

Under the Bye-Laws and Bermuda law, our board of directors may declare and pay dividends from time to time unless there are reasonable grounds for believing that we are, or after the payment would be, unable to pay our liabilities as they become due or that the realizable value of our assets would thereby be less than the aggregate of our liabilities and issued share capital and share premium accounts. Each common share is entitled to dividends only if, as and when dividends are declared by our board of directors. The payment of future dividends, if any, is determined by our board of directors.

In the event of our liquidation, dissolution or winding up, holders of common shares are entitled to share rateably in proportion to their shareholding in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

Undesignated Shares

The Memorandum of Continuance and the Bye-Laws authorize the issuance of 100,000,000 undesignated shares. The undesignated shares may be issued with such preferred, qualified or other special rights, privileges and conditions and subject to such restrictions, as the board of directors may determine, in one or more series. The issuance of shares with voting rights, conversion rights or preferential rights could adversely affect the voting power of our holders of common shares and could have the effect of delaying or preventing a change of control. Preferred shares could have preferences over common shares with respect to liquidation rights or dividends.

Anti-Takeover Provisions

The broad discretion given to our board of directors to designate and issue shares from our undesignated shares could be deemed to have an anti-takeover affect, as could the super-majority requirements for certain shareholder votes as described above.

Director and Officer Indemnity

The Bye-Laws require us to indemnify our officers and directors against all liabilities, loss, damage or expense incurred or suffered by such person in such capacity or by reason of any act done, conceived or omitted in the conduct of our business or in the discharge of such person’s duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to Bermuda law. Bermuda law permits us to indemnify directors and officers against liability attaching to them arising from their duties, but such indemnification may not extend to acts of fraud or dishonesty. The Bye-Laws require us to advance funds to directors or officers for their defense upon receipt of an undertaking to repay the funds if any allegation of fraud or dishonesty is proved, and only if such advance is specifically authorized in accordance with Bye-Law 44.6. The Bye-Laws permit the purchase of indemnity insurance.

Foreign Exchange Control Regulations

We have been designated as a non-resident for Bermuda exchange control purposes by the Bermuda Monetary Authority. Because of this designation, there are no restrictions on our ability to transfer funds in and out of Bermuda.

The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the sale of our common shares to or by such persons may take place without specific consent under the Exchange Control Act 1972. Issuances and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific approval under the Exchange Control Act 1972.

As an “exempted company,” we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermuda residents, but as an exempted company, we may not participate in certain business transactions, including: (1) the acquisition or holding of land in Bermuda (except that required for our business and held by way of lease or tenancy for terms of not more than 50 years) without the express authorization of the Bermuda legislature, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of our business carried on outside Bermuda.

Bermuda Tax Considerations

The following describes a summary of some of the material tax consequences of an investment in our common shares under Bermuda laws. Each prospective investor should consult its own tax advisors regarding tax consequences of an investment in our common shares.

In Bermuda there are no taxes on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated and it is not obligatory for a company to pay dividends. In addition, stamp duty is not chargeable to any shareholder in respect of the incorporation, registration or licensing of an exempted company, nor, subject to certain minor exceptions, on their transactions. No reciprocal tax treaty affecting us exists between Bermuda and the United States.

The Bermuda government has enacted legislation under which the Minister of Finance is authorized to give a tax assurance to an exempted company or a partnership that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, then the imposition of any such tax shall not be applicable to such entities or any of their operations. In addition, there may be included an assurance that any such tax or any tax in the nature of estate duty or inheritance tax, shall not be applicable to the share, debentures or other obligations of such entities.

We received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, that in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, we and any of our operations or our shares, debentures or other obligations shall be exempt from the imposition of such tax until March 31, 2035, provided that such exemption shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to us.

Item 2. Exhibits

Exhibit Number	Description

3.1	Certificate of Continuance of TransAtlantic Petroleum Ltd., dated October 1, 2009 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated October 1, 2009, filed with the SEC on October 7, 2009).

3.2	Altered Memorandum of Continuance of TransAtlantic Petroleum Ltd., dated March 6, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).

3.3	Amended Bye-Laws of TransAtlantic Petroleum Ltd., dated March 6, 2014 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).

3.4	Specimen Common Share certificate (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: March 6, 2014

TRANSATLANTIC PETROLEUM LTD.

	By:	/s/ Jeffrey S. Mecom

Jeffrey S. Mecom
Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Continuance of TransAtlantic Petroleum Ltd., dated October 1, 2009 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated October 1, 2009, filed with the SEC on October 7, 2009).

3.2	Altered Memorandum of Continuance of TransAtlantic Petroleum Ltd., dated March 6, 2014 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).

3.3	Amended Bye-Laws of TransAtlantic Petroleum Ltd., dated March 6, 2014 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).

3.4	Specimen Common Share certificate (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K dated March 4, 2014, filed with the SEC on March 6, 2014).